MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 23, 2009

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 19 to the Registration Statement on Form N-4
File Nos. 33-70984 and 811-8108

Dear Mr. Ruckman:

On February 25, 2009, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 in order to set forth the circumstances under which certain Protective Variable Annuity contractholders may extend the latest Annuity Commencement Date currently permitted under the Contract.  On behalf of the Company and the Separate Account, we are responding to the comments on this filing that the Commission staff provided by telephone to Elisabeth Bentzinger on April 10, 2009.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages of the registration statement marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.              General

a.                                       Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Protective Variable Annuity contract.  The Company will be primarily responsible for paying out on any guarantees associated with these contracts.

b.                                      Comment:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response: The contract name on the front cover of the prospectus for Protective Variable Annuity is and will continue to be the same as the EDGAR class identifiers associated with each contract.

2.              Change in Owner

Comment:  With respect to the second paragraph under “Owner” on page 20, please add an example clarifying the second sentence of this paragraph, which states:  “If you have extended your latest Annuity Commencement Date beyond the Annuitant’s 85th birthday, however, then the Owner of the Contract may be changed by Written Notice, provided each new Owner’s 85th birthday is after the Effective Date and each new Owner is younger than 95 as of the Valuation Date we receive your extension request at our administrative office.”

Response:  Rather than attempting to formulate an example, we believe we can better clarify the requirement by explaining its purpose.  Accordingly, we have added the following disclosure to the second paragraph under “Owner” on page 20:

In other words, we will permit you, as the Owner, to add or change Owners after you have extended your latest Annuity Commencement Date if: (1) the new Owner would have been eligible to purchase the Contract when it was originally issued (i.e., if the new Owner had not yet turned 85 on the Contract’s Effective Date); and (2) the new Owner is younger than 95 at the time of the change (i.e., the new Owner can not be older than permitted under the latest Annuity Commencement Date, which is the oldest Owner’s or Annuitant’s 95th birthday).

Please see the attached marked pages.

3.              Dollar Cost Averaging — Model Portfolios

Comment:  On page 26, under “Dollar Cost Averaging,” explain why the prospectus contains no disclosure regarding the “model portfolios” referred to in the sentence that reads, “You may not transfer to the Oppenheimer Money Fund Sub-Account unless you are allocating your transfers in accordance with a model portfolio allocation made available to Contractholders that includes the Oppenheimer Money Fund.”

Response:  We have eliminated the model portfolios, and this reference should have been removed.  We have changed the sentence to read:  “You may not make transfers out of the DCA fixed accounts to the Oppenheimer Money Fund Sub-Account.”  Please see the attached marked pages.

4.              Issuer Financial Condition

Comment:  With respect to the insurance company’s general account assets, disclose:  1) that the insurer’s obligations under the contract are dependent, at least in part, on the assets in the general account; and 2) that because these obligations are backed by the general account assets, investors need to consider the financial strength of the issuing company to meet its obligations under the contract.

Response: The Company has revised the prospectus disclosure to clarify that amounts allocated to the fixed account option under the contract, plus any contract guarantees that exceed contract value (such as those associated with any enhanced death benefits), are paid from its general account, and that any amounts that the Company may pay under the contract in excess of contract value are subject to the Company’s financial strength and claims-paying ability.  The revised disclosure also states that a contract owner should consider the Company’s financial strength and claims-paying ability to meet its obligations under the contract when purchasing a contract and making investment decisions under the contract.  Please see the attached marked pages.

*     *     *     *     *

Please note that if the Company determines that it qualifies for and intends to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, the Company will include a statement to that effect in the prospectus for Protective Variable Annuity.

If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filing:

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and,

•                  the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy
Max Berueffy

Attachment

cc:                                                         Elisabeth Bentzinger, Esq.

Sutherland Asbill & Brennan

benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together; they are designated as the Owner and the Joint Owner. In the case of Joint Owners, provisions relating to action by the Owner mean both Joint Owners acting together. Protective Life may accept instructions from one Owner on behalf of both Owners. Protective Life will only issue a Contract prior to each Owner’s 85th birthday. In certain states, more restrictive age conditions may apply. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions do not apply to the Owner.

The Owner of the Contract may be changed by Written Notice, provided each new Owner’s 85th birthday is after the Effective Date. If you have extended your latest Annuity Commencement Date beyond the Annuitant’s 85th birthday, however, then the Owner of the Contract may be changed by Written Notice, provided each new Owner’s 85th birthday is after the Effective Date and each new Owner is younger than 95 as of the Valuation Pay we receive your extension request at our administrative office. In other words, we will permit you, as the Owner, to add or change Owners after you have extended your latest Annuity Commencement Date if: (1) the new Owner would have been eligible to purchase the Contract when it was originally issued (i.e., if the new Owner had not yet turned 85 on the Contract’s Effective Date); and (2) the new Owner is younger than 95 at the time of the change (i.e., the new Owner can not be older than permitted under the latest Annuity Commencement Date, which is the oldest Owner’s or Annuitant’s 95th birthday). See “Extending the Annuity Commencement Date Beyond the Annuitant’s 85th Birthday.”

Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See “Taxation of Annuities in General.”)

Beneficiary.

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

Primary — The Primary Beneficiary is the surviving Joint Owner, if any. If there is no surviving Joint Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner’s death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner’s death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary.

Annuitant.

The Annuitant is the person on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant.

affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner’s transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging.

Before the Annuity Commencement Date, you may instruct us by Written Notice to transfer automatically on a monthly or quarterly basis, amounts from a DCA Fixed Account (or any other Allocation Option) to any Sub-Account of the Variable Account. No transfers may be made into any account of the Guaranteed Account. You may not make transfers out of the DCA fixed accounts to the Oppenheimer Money Fund Sub-Account. This is known as the “dollar-cost averaging” method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

You may make dollar cost averaging transfers on the 1st through the 28th day of each month. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

Any Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the period and frequency of the dollar cost averaging transfers, and the Allocation Option(s) into which the transfers are to be made. Currently, the maximum period for dollar cost averaging from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. Dollar cost averaging transfers may be made monthly or quarterly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account. For Contracts issued prior to May 1, 1999, please see Appendix C for a description of additional DCA Fixed Account provisions.

The periodic amount transferred from a DCA Fixed Account will be equal to the Purchase Payment allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Fixed Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a

DCA Fixed Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Fixed Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Fixed Account. In states where the Fixed Account is not available, we will transfer the remaining amount to the Oppenheimer Money Fund Sub-Account. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

From time to time, we may offer interest rates on our DCA Fixed Accounts that are higher than the interest rates we offer on the Fixed Account. The interest rates on the DCA Fixed Accounts, however, apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Fixed Account will be substantially les than the amount that would have been paid if the full Purchase Payment remained in the DCA Fixed Account for the full period.

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

Portfolio Rebalancing.

Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts (“portfolio rebalancing”). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. No Contract Value may be transferred to or from the Guaranteed Account as part of portfolio rebalancing. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Account at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if Protective Life elects to limit transfers, or the designated number of free transfers in any Contract Year if the Company elects to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Partial Surrenders

At any time before the Annuity Commencement Date, you may request a full or partial surrender from your Contract. Federal and state income taxes may apply to a full or partial surrender, and a 10% federal penalty tax may apply if the full or partial surrender occurs before the Owner reaches age 59½. (See “Taxation of Partial and Full Surrenders.”) A surrender value may be available under certain Annuity Options. (See “Annuitization.”) In accordance with SEC regulations, full and partial surrenders are payable within 7 calendar days of our receiving your request. (See “Suspension or Delay in Payments.”)

Full Surrender.

At any time prior to the Annuity Commencement Date, you may request a full surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender

Allocation Option should reach a sufficient value again. If you request a partial surrender that is not part of the systematic withdrawal plan in a year when you have used the systematic withdrawal plan, that partial surrender will be subject to any applicable surrender charge. (See “Surrender Charge.”) Upon notification of the death of any Owner the Company will terminate the systematic withdrawal plan. The systematic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the systematic withdrawal plan. We reserve the right to discontinue the systematic withdrawal plan upon written notice to you.

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company’s general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company’s general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner’s information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

The Guaranteed Account consists of the Fixed Account and the DCA Fixed Accounts. For a discussion of Contracts issued prior to May 1, 1999, see Appendix C. The Fixed Account and certain DCA Fixed Accounts are not available in all states. See “The Fixed Account” and “The DCA Fixed Accounts” for more information.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that is less than an annual effective interest rate of 3.00%. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Our General Account.

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Fixed Account.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Fixed Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP).

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this prospectus). In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account.

Except for certain Contracts issued in the State of Oregon, you generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

The interest rate we apply to Purchase Payments and transfers into the Fixed Account is guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments or transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

The DCA Fixed Accounts.

We currently offer two DCA Fixed Accounts. The maximum period for dollar cost averaging transfers from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. The DCA Fixed Accounts are not available in the state of Oregon.

DCA Fixed Accounts are designed to systematically transfer amounts to other Allocation Options over a designated period. (See “Transfers, Dollar Cost Averaging.”) The DCA Fixed Accounts are currently available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Fixed Account when that DCA Fixed Account value is greater than $0, and all funds must be transferred from a DCA Fixed Account before allocating a Purchase Payment to that DCA Fixed Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to DCA Fixed Account 1 or 2 is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Fixed Account. For Contracts issued before May 1, 1999, please see Appendix C for additional DCA Account provisions.

Guaranteed Account Value.

Any time prior to the Annuity Commencement Date, the Guaranteed Account value is equal to the sum of:

(1)          Purchase Payments allocated to the Guaranteed Account; plus

(2)          amounts transferred into the Guaranteed Account; plus

(3)          interest credited to the Guaranteed Account; minus

(4)          amounts transferred out of the Guaranteed Account, including any applicable transfer fee; minus

(5)          the amount of any surrenders removed from the Guaranteed Account, including any applicable premium tax and surrender charges; minus

(6)          fees deducted from the Guaranteed Account.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a “first-in, first-out” (FIFO) basis.

DEATH BENEFIT

The following paragraphs describe the death benefit of Contracts we currently offer. For a discussion of the death benefit for Contracts with an Effective Date before May 1, 1996, see Appendix B.